September 27, 2021

Via EDGAR Correspondence

Diane Fritz
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re: Union Pacific Corporation
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 5, 2021
File No. 001-06075

Dear Ms. Fritz:

We received your comment letter dated September 17, 2021, on the above-referenced filing, which requests a response by October 1, 2021. Pursuant to our request for a ten business day extension, we hereby confirm that we will respond to the comment letter on or before October 18, 2021.

Very truly yours,
/s/ Todd M. Rynaski

Todd M. Rynaski
Vice President and Controller
Union Pacific Corporation

cc: Brad Skinner
Division of Corporation Finance

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP

Jennifer L. Hamann
Executive Vice President and Chief Financial Officer
Union Pacific Corporation

John A. Menicucci, Jr.
Sr. Counsel
Union Pacific Corporation